1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Dec, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

NEWS For Immediate Release

Monthly Sales Report—November 2002

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: December 6, 2002

Taichung, Taiwan, Dec 6, 2002—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for November 2002 was NT$ 1,900 million, representing 22.3% increase compared to the same period of year 2001 and 11.3% decrease over last month’s sales revenue.

Sales Report (NT$ million)
Period	Nov 2002	Oct 2002	Nov 2001	Sequential Change	YOY Change
Revenue	1,900	2,141	1,554	-11.3%	22.3%

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Mr. Jerome Tsai
Tel: 886-2-27028898#121
Fax: 886-2-27029268
E-mail: jeromet@spiltp.com.tw
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

NEWS For Immediate Release

SPIL Invests NT$ 900 million in KYEC

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: Nov 29, 2002

Subject: The Board of Directors adopted the resolution to invest KYEC
Date of events: 2002/11/29
Contents:
1.	Date of the resolution by the board of directors or shareholders’ meeting: 2002/11/29
2.	Content of the investment plan: Investment amount not exceeding NTD 900 million, approximately NTD 14 per share.
3.	Anticipated date of execution of the investment: Mid of December.
4.	Source of funds: Cash on hand
5.	Concrete purpose/objective: A strategic alliance and to increase market share.
6.	Any other matters that need to be specified: Except as otherwise prescribed by Law. The shares can’t be traded or transfer within 3 years.

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Mr. Jerome Tsai
Tel: 886-2-27028898#121
Fax: 886-2-27029268
E-mail: jeromet@spiltp.com.tw
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 9, 2002	By:	/S/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman